                                                                    EXHIBIT 12.1

                        DUKE ENERGY FIELD SERVICES, LLC

               CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN THOUSANDS)

                                               PREDECESSOR COMPANY HISTORICAL(1)(2)
                                  --------------------------------------------------------------
                                                                                         THREE
                                                                                        MONTHS
                                               YEARS ENDED DECEMBER 31,                  ENDED
                                  --------------------------------------------------   MARCH 31,
                                   1995       1996       1997      1998       1999       2000
                                  -------   --------   --------   -------   --------   ---------
Earnings:
  Net income....................  $33,615   $ 84,609   $ 51,238   $ 2,028   $ 43,329   $361,900
  Add:
     Interest and Debt
       expense..................   20,115     12,747     51,113    52,403     52,915     14,477
     Income taxes...............   37,299     35,665     33,380     3,289     31,029   (313,991)
     Portion of rents
       representative of the
       interest factor..........      511        511        810       823      1,176        340
                                  -------   --------   --------   -------   --------   --------
  Income as adjusted............   91,540    133,532    136,541    58,543    128,449     62,726
                                  -------   --------   --------   -------   --------   --------
Fixed charges:
  Interest and Debt expense per
     Statement of Income........   20,115     12,747     51,113    52,403     52,915     14,477
  Capitalized Interest..........    1,694      1,405      2,254     1,565        930         --
  Portion of rents
     representative of the
     interest factor............      511        511        810       823      1,176        340
                                  -------   --------   --------   -------   --------   --------
          TOTAL FIXED CHARGES...  $22,320   $ 14,663   $ 54,177   $54,791   $ 55,021   $ 14,817
                                  -------   --------   --------   -------   --------   --------
RATIO OF EARNINGS TO FIXED
  CHARGES.......................     4.10       9.11       2.52      1.07       2.33       4.23

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(1) From a financial reporting perspective, we are the successor to Duke
    Energy's North American midstream natural gas business. The subsidiaries of Duke Energy that conducted this business were contributed to Duke Energy Field Services, LLC in December 1999 in contemplation of the Combination. Duke Energy Field Services, LLC and these former subsidiaries of Duke Energy collectively are referred to in this prospectus as the "Predecessor Company."

(2) Interest expense on a historical basis was primarily from intercompany debt. In addition, the historical advance accounts from the parent companies were non-interest bearing. As a result, the historical capital structure is not indicative of the current capital structure.

     For purposes of computing the ratios of earnings to fixed charges: (1) earnings consist of income before income taxes plus fixed charges, and (2) fixed charges consist of interest expense (including capitalized interest) and the estimated interest component of rent expense.